Exhibit 99.5

VIA SEDAR / EDGAR

Ontario Securities Commission, as Principal Regulator

British Columbia Securities Commission

Alberta Securities Commission

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Sierra Metals Inc. (the “Company”)

Prospectus Supplement dated October 10, 2017 to the Short Form Base Shelf Prospectus dated June 29, 2017 (the “Prospectus Supplement”)

Consent of Qualified Person

This letter is being filed in respect of (i) the Mineral Resource Estimate at the Yauricocha Mine (the “Yauricocha Mineral Resource Estimate”) as set out in the Material Change Report dated October 2, 2017 of Sierra Metals Inc. (the “Material Change Report”) referenced in the Prospectus Supplement or any document incorporated by reference therein, and (ii) the Company’s registration statement on Form F-10 (Registration No. 333-218076) and any amendments thereto filed under the United States Securities Act of 1933, as amended, and the documents incorporated by reference therein (the “Registration Statement”).

I hereby consent to (i) the filing of the Material Change Report containing the Yauricocha Mineral Resource Estimate as an exhibit to the Registration Statement, (ii) the use of the Yauricocha Mineral Resource Estimate in the Prospectus Supplement, and (iii) the use of my name and reference to the Yauricocha Mineral Resource Estimate prepared by me, or portions thereof, in the Prospectus Supplement and to the inclusion or incorporation by reference of information derived from the Yauricocha Mineral Resource Estimate prepared by me in the Prospectus Supplement.

I also hereby confirm that I have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Yauricocha Mineral Resource Estimate or within my knowledge as a result of the services I performed in connection with the Yauricocha Mineral Resource Estimate.

[Signature page follows]

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Dated this 10th day of October, 2017.

/s/ Americo Zuzunaga
Americo Zuzunaga, MAusIMM CP

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